SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

MATERIAL FACT

2011-2015 Business Plan

Rio de Janeiro, July 22, 2011 – Petróleo Brasileiro S.A. – Petrobras hereby announces that its Board of Directors approved today the 2011-2015 Business Plan, involving total investments of US$224.7 billion (R$389 billion).

The main highlights of the Plan are:

(i) Higher participation of the Exploration and Production (E&P) segment in the total budget: increase from 53% in the last Plan to 57% in the revised Plan;

(ii) New projects included in the portfolio are also concentrated in the E&P segment (87%), with the main projects related to the development of the pre-salt area and Transfer of Rights;

(iii) For the first time, the Plan is considering a divestment program, in the amount of US$ 13.6 billion, in order to increase the return of the assets;

(iv) Positive scenario for the Brazilian economy with a relevant increase of the oil products demand;

(v) Maintenance of the production growth tendency due to the contribution of higher productive fields;

(vi) Expectation to double Petrobras’ proved reserves;

(vii) Capex financed mainly by operating cash flow and raising of new debt, without the need of a new equity issuance.  The net financial need, excluding the amortization, range between US$ 7.2 billion and US$ 12 billion per year, considering the different scenarios used to the calculation;

(viii) Maintenance of the investment grade.

Ninety-five percent of the funds (US$ 213.5 billion) will go to activities in Brazil and 5% (US$ 11.2 billion) to foreign operations, involving 688 projects in all, 57% of which having already been authorized for execution and implementation. The table below shows investments per business segment.

2011-2015 Business Plan (US$ billion)

Segment	Investments 2011-2015 Business Plan	%	Investments 2010-2014 Business Plan	%
Exploration and Production	127.5	57%	118.8	53%
Refining, Transportation and Marketing	70.6	31%	73.6	33%
Gas & Power	13.2	6%	17.8	8%
Petrochemicals	3.8	2%	5.1	2%
Distribution	3.1	1%	2.4	1%
Biofuels	4.1	2%	3.5	2%
Corporate Overhead	2.4	1%	2.9	1%
TOTAL	224.7	100%	224.0	100%

Projects budgeted for US$ 10.8 billion were withdrawn from the 2010-2014 Plan, which totaled US$224 billion. Adjustments to those projects from the prior plan that remain within the 2011-2015 Plan were as follows: increase of US$ 8.6 billion due to the alteration in the exchange rate and increase of US$1.5 billion due to changes in the budget; decrease of US$6.4 billion due to alterations in scope, decrease of US$23.7 billion due to modifications to the project schedule and decrease of US$0.6 billion due to changes in the business model. Finally, new projects worth US$32.1 billion were included, leading to total investment of US$224.7 billion over the next five years.

Regarding the investments for 2011, the Company revised its budget from R$ 93 billion to R$ 84.7 billion. If compared to the R$ 76.4 billion 2010 capex, the revised amount is 11% higher.

Of the new projects, 87% are allocated to E&P, primarily to activities related to the development of the Transfer of Rights (US$12.4 billion), which represents projects with high cash flow generation potential, due to the fact that the Special Participation tax was already paid in the acquisition of the rights and that they have synergies with the projects related to pre-salt discoveries.

The Brazilian and total production targets for oil and NGL (natural gas liquid) in 2011 were maintained at 2,100,000 and 2,772,000 boed (barrels of oil equivalent per day) respectively. The total production target for the next five years increased over the previous Plan to 3,993,000 boed in 2015, 3,070,000 of which from oil and NGL in Brazil (534,000 boed from pre-salt operations). The total long-term target (2020) also increased substantially, from 5,382,000 to 6,418,000 boed (4,910,000 boed from oil production in Brazil), mainly due to the expected increase in the share of the pre-salt discoveries and the start-up of production in the Transfer of Rights areas.

Oil and Gas Production Targets (‘000 boed)

The Exploration and Production (E&P) segment will invest US$127.5 billion, US$117.7 billion of which will be allocated to Brazil, 65% for production development, 18% for exploration and 17% for infrastructure. The pre-salt areas will absorb 45% of the total E&P investment in Brazil and approximately 50% of the total amount allocated for the production development.  The participation of the pre-salt in the total oil domestic production will increase from 2% in 2011 to 40.5% in 2020.

The increase of the pre-salt contribution in the production curve is related to higher investments and mainly to the already proved higher efficiency in the Extended Well Tests (EWTs) and the Lula Pilot. The first well to produce in commercial scale in the Lula pre-salt field is already the Company’s most productive.

The Company is planning to drill ten exploratory wells in the Transfer of Rights area, according to the minimum exploratory program established by the contract, which will also see the start-up of the first extended well test (EWT) in the Franco 1 block, followed by an FPSO with a production capacity of 150,000 boed in 2015. In addition to developing these projects that were already a part of the E&P portfolio, the Company will accelerate the Varredura Project, which is designed to map exploratory opportunities in Campos Basin carbonate reservoirs that can take advantage of existing infrastructure. To date, 284 prospects have been mapped in the Espírito Santo and Campos Basins and the discoveries in these areas have already presented an estimate of recoverable volumes of at least 2,235 million barrels.

Investments in the Refining, Transportation and Marketing segment are estimated at US$ 70.6 billion. The strategy is to expand refining capacity in line with expected demand for oil products in Brazil.  The Company expects product demand to grow at a rate of 3.8% per annum, in the base scenario and by 4.5% p.a. in the alternative scenario until 2020, as a consequence of expected economic growth in Brazil. Thus, approximately US$35.4 billion (50.1%) will be allocated to expand refining capacity. Additional investments will continue to be made for operational improvements, fleet expansion and logistics (US$17.6 billion).  Investments in oil product quality (lower sulfur content), in order to comply with the local legislation, are budgeted at US$16.9 billion.

In relation to the increase of oil processing capacity, specific goals have been set to lower the cost of building new refineries which should be achieved through design optimization and operating cost reductions.

Brazilian Oil Product Market

Brazilian Oil Product Market
th bpd
3500
3000
2500
2000
1500
1000
500
0
3.8% p.a.
4.5% p.a.
2,147
2,643
2,536
3,095
3,327
228
98
842
109
248
402
220
297
124
1057
162
259
508
236
295
108
1035
160
260
446
233
347
128
1276
196
334
567
247
407
134
1415
210
335
573
253
Scenario A
Scenario B
Scenario A
Scenario B
2010
2015
2020
LPG
Gasoline
Naphtha
Jet Fuel
Diesel
Fuel Oil
Others

In the petrochemical segment, which will absorb investments of US$3.8 billion, the Company is maintaining its strategy of expanding petrochemical and biopolymer production through   shareholdings in petrochemical companies. One of the most important projects in this area is the implementation of the Suape petrochemical complex.

The Gas & Power segment plans to invest a total of US$13.2 billion. With the first phase of the  gas transportation infrastructure completed, new investment will be directed  at optimizing the market for associated gas, especially from the pre-salt discoveries. Most investments in this segment (approximately US$ 9 billion), are designed to meet the demand for natural gas, including the expansion of gas-fired thermal plants and plants for the transformation of natural gas chemicals into fertilizers. The remainder will be allocated mainly to the construction of LNG regasification and natural gas liquefaction/processing terminals.

Brazilian Natural Gas Supply and Demand

(MMm3/d)

Sources	2011	2015	2020	Demand	2011	2015	2020
Domestic Natural Gas	55	78	102	Thermal Plants : Petrobras + Other Companies	38	59	76
LNG Terminals	21	41	41	Distribution Companies	41	53	63
Bolivia	30	30	30	Petrobras: Refineries and Fertilizer Plants	17	39	61
TOTAL	106	149	173	TOTAL	96	151	200

The Distribution business will receive US$3.1 billion, mainly focused on logistics to keep up with domestic market growth and meet legal and/or regulatory requirements.

The Biofuels segment will absorb US$4.1 billion, of which US$2.8 billion will be direct investments through the wholly-owned subsidiary Petrobras Biocombustível (PBIO) and US$1.3 billion will be invested in distribution logistics.  From the total direct investments, US$1.9 billion will be directed to the ethanol production and the remaining largely targeted for bio-diesel. The segment targets include supplying 5.6 million m3 of ethanol by 2015 (including partners’ contributions) in order to reach a domestic market share of 12%, assuming that auto ethanol demand is expected to reach 46.5 million m3 by then.

Although the lion’s share of investments will be made in Brazil, approximately US$11 billion will go to the international segment, especially E&P development in the Gulf of Mexico and West Coast of Africa (Nigeria). E&P will absorb approximately 87% of all international spending.

Social and environmental responsibility remains one of the Company’s growth pillars and the plans to become an international benchmark for social responsibility in business management were maintained. A total of US$4.2 billion will go to Health, Safety, Energy Efficiency and Environment; US$2.7 billion to IT and telecommunications and US$4.6 billion to R&D, totaling US$11.5 billion.

Corporate goals were defined to minimize the potential environmental impacts of our activities, ensure safety in our processes and the health of our labor force, reaching the excellence benchmarks in the oil and gas industry and contributing to the sustainability of our business. Six new environmental indicators were added as goals, the most important being the Carbon Emission Index and other energy efficiency indices.

In the human resources area, the Company’s main initiatives are aimed at attracting and retaining skilled labor, training and development, career plans and knowledge management. We expect that our labor force will increase from 80,942 employees to 103,030 in 2015. In relation to our organizational structure, new Executive Management positions have been created in our business areas to focus on projects execution and management, aiming at higher efficiency, processes improvement and follow-up on critical resources.

The Company sees in a positive light the development of the Brazilian supply chain and the establishment of foreign companies in the local market, not only due to the positive externalities created by the geographic position and the technological partnerships, but also because of the diversification of our suppliers base. In order to incentivize this development, the Company will seek to consolidate demands and conduct long-term contracting with increasing local-content requirements; implement initiatives to increase the participation of domestic sub-contractors; encourage the development of innovative Brazilian companies; add suppliers outside of the current supply chain; support supply-chain personnel training programs; and expand use of the Progredir  Program, aimed at improving our suppliers’  credit access.

With respect to financing, the Company has analyzed a range of alternatives and has prepared the Plan financing assumptions under two basic scenarios: (A) a base case scenario with Brent crude averaging US$110 in 2011 and US$80 for the remaining years of the Plan, with  an average realization price of 158 R$/bbl, during the Plan period; and (B) an alternative scenario, for sensitivity analysis, with Brent crude averaging US$110 in 2011 and US$95 for the remaining years of the Plan and an average realization price of 177 R$/bbl, during the Plan period.  Other variables that influence cash flow estimates include production curves, Brazilian market growth, percentage of investments effected, operating costs and the exchange rate, which is identical in both scenarios (average of R$1.73/US$). Considering all the above, the Company expects to generate an operating cash flow, after the payment of dividends, between US$125.0 and US$148.9 billion, in the 2011-2015 period, under scenarios A and B, respectively..

Operating cash flow will continue to be the Company’s main source of funding. To supplement cash generation, Petrobras plans, for the first time, to execute a divestments and asset optimization program in the amount of US$13.6 billion.  Additional funding needs will be solely raised as debt, through the various funding sources in Brazil and abroad. No equity issuance in contemplated.

Based on the cash flows generated under scenarios (A) and (B), the Company projects financing requirements ranging between US$67.0 and US$91.4 billion. The net financing requirements, excluding amortization, represent an yearly average funding need between US$7.2 and US$12 billion. The Company will remain within its self imposed average financial leverage target of between 25% and 35% and below the maximum allowable net debt/EBITDA ratio of 2.5x.  Petrobras remains fully committed to investment grade ratings. The table below presents a summary of the principal assumptions for both scenarios.

Cash Flow and Investments

2011-2015 Business Plan	Scenario A (Base)	Scenario B
ASSUMPTIONS
Exchange Rate (R$/US$)	1.71	1.71
Brent (US$/bbl)
2011	110	110
2012-2015	80	95
Average Leverage	Up to 35%	Up to 35%
ARP (R$/bbl)	159	179
USE OF FUNDS (US$ billion)
Investments	224.7	224.7
Debt Amortization	30.5	30.0
Total Use	255.2	254.7
SOURCES (US$ billion)
Operating Cash Flow	130.4	152.9
Funding	85.8	62.9
Use of Cash	26.0	26.0
Divestment/Restructuring	13.0	13.0
Total Sources	255.2	254.7

Almir Guilherme Barbassa

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.